October 29, 2009
VIA MODEM AND FEDEX
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz — Branch Chief
Mr. Tarik Gause

	Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1/A
Filed: October 16, 2009
File No. 333-161961
Ladies and Gentlemen:
     On behalf of Seanergy Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), we are submitting this letter and the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (the “Form F-1”) in response to the comment letter dated October 23, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission. This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and, when appropriate, identifies the location of the changes or additions made in Amendment No. 2.
     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.
Distinguishing Factors and Business Strategy, page 5
1.	We note your response to our prior comment number 1; however, your new disclosure still suggests that your management has created shareholder value without explaining how one might interpret your financial results in a positive light, considering present market conditions. As such, your summary disclosure still appears inconsistent with your financial results. Please revise your summary further to explain this inconsistency, using care to avoid qualitative claims rather than factual statements.
     In response to the Staff’s comment and to better document management’s recent actions and achievements, the Company has added the following additional information in Amendment No. 2 to the bullet point “Experienced and Dedicated Management Team”:

U.S. Securities and Exchange Commission
October 29, 2009

“We believe that our management team, equipped with extensive shipping experience, has developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions. Further, our management team has shown the ability to move our company to profitable operations in 2009 after the net loss of $32 million we recorded for our initial period of operations through December 31, 2008. This net loss resulted primarily from a one-time non-cash charge in the 2008 period of $49.3 million for goodwill and vessel impairment losses related to the downturn in the worldwide economy and the resulting deteriorating vessel market values. The measures that our management team has taken, both to minimize the ongoing impact of the worldwide recession and to improve our results of operations, include the following:
•	We secured charter agreements for our initial fleet prior to the market decline in May 2008. All agreements were made with a creditworthy counterparty that honored its contractual obligations, providing us with a secure cash flow throughout the terms of the charters. As a result, for the six months ended June 30, 2009, we earned $48.3 million of net vessel revenue and net income of $19.3 million, a time charter equivalent rate of $51,982 per day, and 100% time charter coverage. Our cash reserves were $47 million as of June 30, 2009, which reflected the $34.5 million in cash from operations we generated during the period.
•	In August 2009, we completed the acquisition of a 50% ownership interest in BET. We acquired $13.6 million of net assets for cash consideration of $1. As a result of this transaction, we almost doubled our fleet to 11 vessels and increased the dwt of our fleet by 229%, while also positioning us in the Capesize sector. The acquisition is immediately earnings accretive, improving our margins and cash flow, based on the charters currently in place for the vessels acquired as described above under “Our Fleet.”
•	We have also secured time charter agreements that will represent approximately $107 million in gross revenues between August 1, 2009 and September 22, 2011, which represent approximately 65% of our projected vessel revenue through September 30, 2011. Under two of these charters, we have also negotiated to receive 50% of adjusted profits in addition to the fixed chartered rate.
•	We also received, during the same period, a waiver on the loan-to-value covenant from our lender at no additional cost to us.
•	In August 2009, we negotiated the conversion of a $28.25 million convertible promissory note due to an affiliate in August 2010, plus all fees and interest due on such note, in exchange for 6,585,868 shares of our common stock. With this conversion, we reduced our debt, and the resulting debt service obligations, without depleting our cash reserves.
Exhibit 5.1
2.	We note counsel’s conclusion that the shares “have been . . . validly issued, fully paid and non-assessable.” Please provide a revised opinion of counsel that the shares will be validly issued, fully paid and non-assessable, or advise.

U.S. Securities and Exchange Commission
October 29, 2009

     The legal opinion of Reeder & Simpson, P.C. has been revised to provide that the shares will be validly issued, fully paid and non-assessable. The revised legal opinion has been filed as Exhibit 5.1 to Amendment No. 2.
3.	We note that counsel’s opinion merely confirms that relevant tax statements have been reviewed and opines that those statements are accurate. Please file a revised tax opinion that appropriately addresses and expresses firm conclusions for relevant federal tax consequences material to the registration statement.
     The legal opinion of Flott & Co. PC has been revised to confirm that the “Taxation” section of the Registration Statement contains tax counsel’s opinion regarding the material United States federal income tax consequences related to the ownership and sale of the Company’s securities. The revised legal opinion has been filed as Exhibit 8.1 to Amendment No. 2.
     We trust that Amendment No. 2 to the Form F-1 and this response letter satisfactorily respond to the Comment Letter. If you have any questions, please call Miriam A. de Oliveira, Esq. at (305) 373-9421 or the undersigned at (305) 373-9414. Thank you in advance for your assistance in this matter.

Very truly yours,

BROAD AND CASSEL

/s/ A. Jeffry Robinson

A. Jeffry Robinson, P.A.

cc:	Dale Ploughman
Christina Anagnostara